 Exhibit (a)(3)

LETTER TO DTC PARTICIPANTS

RCN CORPORATION

Offer To Purchase for Cash and Warrants
Any and All Outstanding

7.375% Convertible Second Lien Notes due 2012
(CUSIP No. 749361AK7)
and
Solicitation of Consents for
Amendments to the Related Indenture, Security Agreement, Pledge Agreement, Guarantee Agreement and Intercreditor Agreement

This tender offer and consent solicitation will expire at 9:15 a.m., New York City time, on May 25, 2007, unless extended by RCN (such time and date, as the same may be extended, the "Expiration Date").

April 27, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is an Offer to Purchase and Consent Solicitation Statement (the "Offer to Purchase") and the related Consent and Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer") relating to:

•
the Offer by RCN Corporation, a Delaware corporation (the "Company" or "RCN"), to purchase any and all of its $125,000,000 outstanding 7.375% Convertible Second Lien Notes due 2012 (the "Notes"). Holders whose Notes are properly tendered and accepted in the Offer will receive, for each $1,000 of principal amount of Notes so tendered, (i) $1,133.00 in cash, (ii) an additional amount in cash equal to the accrued unpaid interest on the Notes to, but excluding, the date on which the Notes are purchased, and (iii) 42.63 warrants (the "Warrants") to purchase shares of common stock, par value $0.01 per share, of RCN.

•
RCN's solicitation, upon the terms and subject to the conditions set forth in the Offer, of consents (collectively, the "Consents") from the holders of the Notes to the adoption of the proposed amendments to (i) the Indenture to eliminate substantially all of the restrictive covenants and Events of Default in the Indenture, to release the Collateral securing the Notes and to modify certain other provisions of the Indenture, (ii) the Security Agreement, the Pledge Agreement and the Intercreditor Agreement to terminate each such agreement upon the effective date of the Second Supplemental Indenture and (iii) the Guarantee Agreement to delete certain provisions thereof to reflect the release of the Collateral securing the Notes upon the effective date of the Second Supplemental Indenture.

RCN is not offering any separate or additional payment for the Consents relating to the Notes. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

To receive the purchase price, holders of Notes must tender Notes and provide the corresponding consents in the manner described in the Offer on or before the Expiration Date. RCN's obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn in the Offer and the effectiveness of the Proposed Amendments are conditioned upon, among other things, the receipt of the Required Consents and obtaining sufficient financing to repurchase the Notes in the Offer and to return capital to stockholders. Notes tendered and consents delivered in the Offer and consent solicitation may be withdrawn at any time on or prior to the Expiration Date.

Notwithstanding any other provision of the Offer, the Company's obligation to accept for payment and to pay for Notes validly tendered pursuant to the Offer is conditioned upon (i) the execution by the Company of the Second Supplemental Indenture, the Security Amendment, the Pledge Amendment, the Guarantee Amendment and the Intercreditor Amendment, (ii) obtaining sufficient financing to repurchase the Notes in the Offer and to return capital to stockholders and (iii) the satisfaction or waiver of the other conditions set forth in the Offer on or prior to the Expiration Date. See "The Offer and Consent Solicitation—Conditions of the Offer" in the Offer to Purchase for a full description of conditions to the Offer.

Subject to applicable law, RCN reserves the right to (i) waive any and all conditions to the Offer, except that the receipt of the Required Consents may not be waived, (ii) extend the Offer, (iii) terminate the Offer in the event that any of the conditions applicable to the Offer set forth under "The Offer and Consent Solicitation—Conditions to the Offer" in the Offer to Purchase or (iv) otherwise amend the Offer in any respect. All conditions to the Offer are more fully described in the Offer to Purchase under the caption "The Offer and Consent Solicitation—Conditions of the Offer."

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, promptly following the Expiration Date, RCN will purchase, by accepting for purchase, and will pay for all Notes validly tendered (and not validly withdrawn) pursuant to the Offer, such payment to be made by the deposit by RCN of cash in immediately available funds and delivery by RCN of certificates representing Warrants with HSBC Bank USA, National Association, in its capacity as the depositary for the Offer (the "Depositary").

We are asking you to contact your clients for whom you hold Notes registered in your name or in the name of your nominee. In addition, we ask you to contact your clients who, to your knowledge, hold Notes registered in their own name. You will be reimbursed by RCN for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. RCN will pay all transfer taxes, if any, applicable to the tender of Notes, except as otherwise provided in the Offer.

Enclosed is a copy of each of the following documents for forwarding to your clients:

1.	Offer to Purchase.

2.	A Consent and Letter of Transmittal for your use in the Offer and the consent solicitation and for the information of your clients.

3.
A printed form of letter that may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

4.	A return envelope addressed to the Depositary.

DTC participants will be able to execute tenders and deliver consents through the DTC Automated Tender Offer Program.

Please note that the Offer will expire at the Expiration Date, which will be at 9:15 a.m., New York City time, on May 25, 2007, unless extended. We urge you to contact your clients as promptly as possible in order to obtain their instructions.

A Consent and Letter of Transmittal or an Agent's Message, together with a confirmation of book-entry transfer of Notes, must be received by the Depositary on or before the Expiration Date with respect to holders wishing to receive the purchase price for the Notes.

The Company, upon request, will reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. Any questions or requests for assistance you have with respect to the Offer should be directed to RCN's Investor Relations department or the Depositary at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for additional copies of the Offer and other materials related thereto may be directed to RCN's Investor Relations department or the Depositary.

Very truly yours,

RCN Corporation

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT FOR RCN OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER.